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S 06009329 MMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-66312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Wine Partners (U.S.) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

899 Adams Street, Suite E
(No. and Street)

St. Helena (City) California (State) 94574 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Fisher 707 967-5314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STONEFIELD JOSEPHSON, INC., CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

101 Montgomery Street, Suite 1900 San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Mike Fisher, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Global Wine Partners (U.S.) LLC for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael Fisher
Signature

MEMBER
Title

State of California

County of Napa

On July 20 2006, before me, Melinda Martin.

- Personally known to me Michael Fisher
- Proved to me on the basis of satisfactory evidence

To be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signatures(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal

Melinda Martin
Notary Public

MELINDA MARTIN
COMM. #1548708
NOTARY PUBLIC • CALIFORNIA
NAPA COUNTY
Comm. Exp. JAN. 29, 2009

Computation of Net Capital

Total member's capital from Statement of Financial Condition	$ 99,360
Less nonallowable assets:	
Unsecured fees receivable	26,768
Due from member	74,737
Net capital	$ (2,145)

Computation of Net Capital Requirement

Minimum net capital required (6.67% of aggregate indebtedness)	$ 10,679
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two amounts)	$ 10,679
Deficit net capital	$ (12,824)

The accompanying notes form an integral part of these financial statements.

Global Wine Partners (U.S.) LLC
(A California Limited Liability Company)
Reconciliation of the Computation of Net Capital
Year Ended December 31, 2005

Per original filing	$	23,439
Audit adjustments primarily to accounts receivable and accounts payable		(25,584)
Per this filing	$	(2,145)

The accompanying notes form an integral part of these financial statements.

Global Wine Partners (U.S.) LLC
(A California Limited Liability Company)
Table of Contents

This report contains (check all applicable boxes):

__X__ Facing page

__X__ Computation of Net Capital

__X__ Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

__X__ A Reconciliation between the audited and unaudited Computation of Net Capital

__X__ An Oath or Affirmation